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Aaron C. Hendricson	Direct Dial: 214-922-3412	Email: aaron.hendricson@alston.com

March 17, 2016

Via Overnight Delivery AND EDGAR

Ms. Jennifer Gowetski Special Counsel Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, NE Mail Stop 3233 Washington, DC 20549

Re:	Hartman vREIT XXI, Inc. Amendment No. 3 to the Registration Statement on Form S-11 Filed March 17, 2016 File No. 333-207711

Dear Ms. Gowetski:

This letter sets forth the response of our client, Hartman vREIT XXI, Inc. (the “Issuer”), to the comments by the staff of the U.S. Securities and Exchange Commission (the “Commission”) in the letter dated March 8, 2016 regarding the Issuer’s Registration Statement on Form S-11 (the “Registration Statement”) related to the Issuer’s offering of its common stock.  In connection with the submission of this correspondence, the Issuer has also filed Amendment No. 3 to the Registration Statement (“Amendment No. 3”) with the Commission via EDGAR. Enclosed herewith please find a blacklined version of Amendment No. 3 which is marked to show changes to the previous amendment to the Registration Statement. For convenience of reference, this response letter includes the same caption and paragraph number, as well as the text of the comment, set forth in your March 8, 2016 comment letter followed by the Issuer’s responses thereto.  References to page numbers in the Issuer’s responses are references to page numbers of Amendment No. 3.

Prior Performance Summary, page 102

1. Comment:

We note your response to prior comment 3. Please revise this section to describe Hartman Development Fund LLC’s merger with Hartman Short Term Income Properties XIX, Inc.

Response:

The Issuer has included the following disclosure in footnote 2 to the table in the “Summary Information – Private Programs – Capital Raising” section on page [105] of Amendment No. 3 regarding the merger of Hartman Development Fund LLC (“Hartman Development Fund”) with Hartman Short Term Income Properties XIX, Inc. (“Hartman XIX”):

“In March 2013, the board of directors of Hartman XIX approved the merger of Hartman XIX with and into Hartman Development Fund LLC.  The total equity capital raised by

Atlanta • Beijing • Brussels • Charlotte • Dallas • Los Angeles • New York • Research Triangle • Silicon Valley • Washington, D.C.

Hartman Development Fund LLC was $4,017,711.  In February 2013 an independent appraisal valued the sole property owned by the Hartman Development Fund LLC at $4,350,000.  The board of directors of Hartman XIX approved the payment of merger consideration consisting of a cash payment of $4,000,000 and the issuance of 337,838 shares of its Class B 8% cumulative preferred stock to Hartman Development Fund LLC, which shares were valued at $11.84 per share.”

Prior Performance Tables, A-1

2. Comment:

We note the revised disclosure on page A-6 that Hartman Development Fund LLC did not have a liquidity event prior to the merger. Please tell us how you determined that it was appropriate to include Table IV disclosure regarding Hartman Development Fund LLC as there has been no liquidity event.

Response:

In connection with the merger of Hartman Development Fund with and into Hartman XIX, the Hartman Development Fund investors received shares of Class B 8% cumulative preferred stock of Hartman XIX (the “Class B Shares”). The Class B Shares gave Hartman Development Fund investors access to the share redemption program of Hartman XIX, pursuant to which some of the Hartman Development Fund investors have redeemed Class B Shares that they received as merger consideration.

Please contact me if you should need additional information or should have questions.

Sincerely,

/s/ Aaron Hendricson

Aaron C. Hendricson

cc:	Rosemarie Thurston, Alston & Bird LLP

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